Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section II

November 13, 2023

Merrill Lynch International - Response to Item 14 of Form SBSE-A with respect to Control Persons

Effective November 1st, 2023, Merrill Lynch International is owned by:

(1) BofAML EMEA Holdings 2 Limited, (which owns 80.1%); and

(2) BofAML Jersey Holdings Limited, (which owns 19.9%), and which also is the immediate parent that wholly-owns BofAML EMEA Holdings 2 Limited above.

BofAML Jersey Holdings Limited is wholly-owned by NB Holdings Corporation, which in turn is wholly-owned by Bank of America Corporation

BofAML EMEA Holdings 2 Limited
IFC1, The Esplanade
St. Helier
Jersey, JE2 3BX

BofAML Jersey Holdings Limited
IFC1, The Esplanade
St. Helier
Jersey, JE2 3BX

NB Holdings Corporation
100 North Tryon Street
Charlotte, NC 28255

Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255